

Pioneering Regenerative Medicine

Presented by: Steven Victor MD

IntelliCell™

BioSciences

Confidential Investor Presentation

Safe Harbor



Statements in this presentation that are not descriptions of historical facts are forward-looking statements relating to future events, and as such all forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. Statements may contain certain forward-looking statements pertaining to future anticipated or projected plans, performance and developments, as well as other statements relating to future operations and results. Any statements in this presentation that are not statements of historical fact may be considered to be forward-looking statements. Words such as "may," "will," "expect," "believe," "anticipate," "estimate," "intends," "goal," "objective," "seek," "attempt," or variations of these or similar words, identify forward-looking statements. These forward-looking statements by their nature are estimates of future results only and involve substantial risks and uncertainties, including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, successful completion of the Company's proposed restructuring, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed from time to time in our reports filed with the Securities and Exchange Commission. There can be no assurance that our actual results will not differ materially from expectations and other factors more fully described in our public filings with the U.S. Securities and Exchange Commission, which can be reviewed at www.sec.gov.

Corporate Profile

- Intellicell™ Biosciences, Inc. is an emerging leader in regenerative medicine using adipose (fat) derived stromal vascular fraction containing adult stem cells

- To date, the Company has developed proprietary technologies that allows for the efficient and reproducible separation of stromal vascular fraction (branded "IntelliCell™") containing adipose stem cells that can be performed in tissue processing centers and in doctor's offices

- The Company plans to engage in clinical studies at major medical centers to obtain FDA approval for clinical indications for their IntelliCells™

What Is Regenerative Medicine?

IntelliCell™
BioSciences

Regenerative Medicine is a rapidly expanding set of innovative medical technologies that restore function by enabling the body to repair, replace, and regenerate damaged, aging or diseased cells, tissues and organs.



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Why the Excitement Over IntelliCell™ BioSciences?



IntelliCell™
BioSciences

Using autologous Adipose (Fat) Stem Cells:

- No risk of disease transfer

- No risk of rejection or allergic reaction

- High number of stem cells harvested

- Same day-same clinic procedure

- FDA 361



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FDA 361

Four Criteria

1. Autologous

2. Minimal Manipulation

3. Same Procedure

4. Homologous

IntelliCell™ BioScience works within
FDA 361 guidelines and is FDA
Compliant



IntelliCell™ Cell Process



Autologous
Homologous
Cells for
Physician Use

Testing Using a Flow Cytometer

 IntelliCell™ BioSciences

This is a laser that measures cell count and viability

Cryo-Preservation

IntelliCells™ can be cryo-preserved for future use.



IntelliCell™ Stromal Vascular Fraction "The Soup"



SVF cellular composition:

Adult adipose stem cells (Mesenchymal)

Pre-adipocytes cells

Endothelial Cells

Smooth muscle cells

Pericytes

Fibroblasts

Growth Factors

Also Blood Cells from the capillaries supplying the fat cells including:

Erythrocytes

B &T cells

Macrophages

Monocytes

Mast Cells

Natural killer (NK) cells

Hematopoietic stem cells
Endothelial progenitor cells

The IntelliCell™ Process



IntelliCell™ BioScience IP Provisional Patents Filed



- UltraSonic Cavitation for the production of SVF (IntelliCell™) for Adipose Tissue

- Intradermal injections of SVF (IntelliCell™) for the treatment of wrinkles, skin tightening, acne scars, burns, scars, hair growth and gum recession

UltraSonic Cavitation vs. Enzymatic
60 cc Adipose Tissue



UltraSonic Cavitation
Patent Pending

8–33 Million Cells per ML

5–8 % Dead Cells

1–3 % Debris

Total Volume of Cells 40–50 cc

Total Dose 250–400 Million Cells

Collaganese Enzyme
Maybe Maximal Manipulated by FDA

3–8 Million Cells per ML

15–30 % Dead Cells

5–15 % Debris

Total Volume of cells 20 cc

Total Dose 50–70 Million Cells

How it Works:

▪IntelliCell™ technology process yields stromal vascular fraction which is a functionally diverse cell population of cells that it is believed to be synergistic and able to communicate with other cells in their local environment. The mechanism of action of the stromal vascular fraction which we have branded as "IntelliCell™" is more than regenerative.
The mixture of cells have multiple functions and are highly integrated and we believe more potent then the adipose stem cells themselves

▪IntelliCell™ technology should be viewed as an autologous multiple function complex solution to therapeutic treatments. Due to these unique characteristics IntelliCell™ therapy can be applied in a vast variety of traumatic and developmental diseases

Regenerative cell functions include

Anti-inflammatory/Immunomodulation

Trophic Support-Angiogenesis via cytokine secretion

Differentiation-makes new tissue

Homing-goes to the site of damage

Revascularization-growing of new blood vessel

Anti-apoptosis-stops cell death



IntelliCell™ BioSciences
Current Planned Clinical Studies


Dermal injections for anti-aging, lines and wrinkles, acne scars

Dermal injections for burns and ulcerated wounds

Knee, elbow, hand injections for arthritis

Knee injections for cartilage repair

IV drip for general rejuvenation and osteoarthritis

Peripheral Vascular Ischemia

Potential Medical Centers Clinical Studies

LSU
Tulane
Georgia Tech
Emory
Mt Sinai Medical Center



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IntelliCell™ Potential Applications

IntelliCell™
BioSciences

Anti-Aging & Rejuvenation

Wrinkles & Lines

Breast & Buttock Augmentation

Acne Scarring

Scars

Hair Loss

Burns

IV Rejuvenation

Orthopedics/Osteoarthritis

Volume Filling

- Face
- Neck
- Chest
- Hands
- Arms

Other Medical Conditions

Type II Diabetes

Parkinson's

Essential tremor

Duchene's Muscular Dystrophy

Alzheimer's

Cerebral Palsy

Autism

Multiple Sclerosis

Hypertension

Stroke

Chronic Fatigue Syndrome

Emphysema/IPF

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IntelliCell™ Tissue Processing Centers

Run by managing partner who pays licensing fee and IntelliCell™ operates free within managing partner facility and pays a $500 fee
per sample processed

IntelliCell™ BioSciences has trained over 150 independent sales reps to market the Tissue Processing Centers

- Conducts tissue processing for physicians located within a 50 mile radius
  - Service fee of $2,500 per case
  - IntelliCells™ returned in same day
  - Multiple physician disciplines
  - Physicians want to use cells but do not want to own equipment or do the processing

- Initial Deployment Cities:
  - Dallas/Fort Worth (Opened April 2011)
  - Palm Beach (Open in April 2011)
  - New Orleans (Open May 2011)
  - New York City
  - Philadelphia

IntelliCell™ Centers of Excellence-Owned Center



IntelliCell™
BioSciences

- Acquire Medical Practices performing IntelliCell™ treatments via a friendly PC model

- Target cities New York City, Miami, Los Angeles, Dallas, Atlanta for first year

- These centers will service as destination for patients seeking IntelliCell™ treatments instead of going overseas

- Plan to add 10 Centers of Excellence in year 2 and 3



Management

Dr. Steven Victor, Chairman/CEO

- Cosmetic Dermatologist for over 20 years, author
- Developed initial products for Medicis (MRX)
- Founder LaserSculpt Network, Graduated NYU and New York Medical College

Jonathan Schwartz , National Sales Director

- 30 years experience in the medical device industry
- Consulting for medical technology companies that are startups, overseas, or looking to expand and grow business. Have extensive network of contacts in North America, Europe, South America and Asia

Anna Rhodes, VP Operations

- Executive VP Sales and Marketing LaserSculpt
- Executive VP Sales and Marketing Victor Products

Board of Directors

- Stuart Goldfarb former CEO Bertelsmann's Direct

- Nicholas Teti (Proposed) CEO Suvena , former CEO Inamed

- Leonard Mazur COO Triax, former EVP Sales & Marketing Medicis

- Steven Victor MD

Scientific Advisors

- Dr Alberto Goldman, Plastic Surgeon, Brazil
- Dr Greg Cavaliere, Orthopedic Surgeon, NY Rangers
- Dr Anthony Mandoldo, Orthopedic Surgeon, NY Rangers
- Dr Nicholas Toscano, Periodontitis, Editor in Chief JIAD
- Dr Peter Bruno, Internist, New York City
- Dr Jim Watson, Plastic Surgeon, Los Angeles
- Dr Eric Richter, Neurologist, Chief LSU
- Dr Norman Rowe, Plastic Surgeon, New York City

Investment Summary

Potential Gold Standard for Adipose SVF Cell Production

- Proprietary IntelliCell™ Manufacturing Process

- FDA Compliant under 361 Law

- IntelliCell™ disposables ~ $15 per the sample

- Competitors disposables ~$2000 per the sample

- Increased efficacy

- Addresses Multiple Medical Disciplines

    - Medical Conditions
    - Anti-Aging & Rejuvenation
    - Chronic Diseases

Proven Management and Seasoned Board Of Directors

Competitive Analysis

	IntelliCell™	Cytori
Business Model	Sell SVF Cells	Sells Machine & Disposables
Machine Cost	$0.00	$100,000.00
Disposables	$15.00	$2,700.00
FDA Approval	Yes	No
Cost of Cells	$2,500.00	Over $4,000.00
Time to Process	45 Minutes	2 Hours
Amount of Fat needed	60 cc (2oz)	200 cc (6.6oz)
Market Cap	TBD	$394,000,000